STATEMENT OF INVESTMENTS

Dreyfus Institutional Preferred Money Market Fund

June 30, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--20.6%	Principal Amount ($)	Value ($)
Banca Monte dei Paschi di Siena SpA		
5.33%, 9/6/07	300,000,000	300,000,000
Bayerische Hypo-und Vereinsbank AG (Yankee)		
5.31%, 10/11/07	50,000,000	50,000,000
Bayerische Landesbank (Yankee)		
5.31%, 8/20/07	200,000,000	199,998,630
Credit Agricole (London)		
5.31%, 10/12/07	200,000,000	200,000,000
HBOS Treasury Services PLC (London)		
5.30%, 9/4/07	150,000,000	150,000,000
HSH Nordbank AG (Yankee)		
5.30%, 8/1/07	75,000,000 a	75,000,000
Landesbank Hessen-Thuringen Girozentrale (London)		
5.31%, 11/9/07	200,000,000	200,000,000
Mizuho Corporate Bank (Yankee)		
5.30% - 5.32%, 7/10/07 - 9/6/07	375,000,000	375,000,000
Mizuho Corporate Bank (Yankee)		
5.30%, 7/11/07	75,000,000	75,000,000
UniCredito Italiano SpA (London)		
5.31%, 11/7/07	100,000,000	100,000,000
Union Bank of California, N.A.		
5.32%, 8/27/07	150,000,000	150,000,000
Wilmington Trust Co., DE		
5.31%, 8/6/07	20,000,000	20,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $1,894,998,630)		**1,894,998,630**
Commercial Paper--53.4%		
Alliance & Leicester PLC		
5.30%, 7/25/07	83,100,000	82,810,258
Amsterdam Funding Corp.		
5.31%, 7/12/07	65,300,000 a	65,194,649
ASB Finance Ltd.		
5.31%, 8/9/07	40,000,000 a	39,773,150
Asscher Finance Corp.		
5.32% - 5.33%, 8/13/07 - 9/13/07	300,000,000 a	297,661,889
Bavaria TRR Corp.		
5.34% - 5.39%, 7/2/07 - 7/23/07	216,670,000 a	216,390,687
BNP Paribas Finance Inc.		
5.35%, 7/2/07	200,000,000	199,970,278
CAFCO LLC		
5.30%, 7/30/07	200,000,000 a	199,157,389
Chariot Funding LLC		
5.31%, 7/17/07	101,436,000 a	101,197,513
Citigroup Funding Inc.		
5.32%, 7/12/07 - 8/9/07	425,000,000	423,894,972
Commerzbank U.S. Finance Inc.		

5.32%, 8/24/07	200,000,000	198,428,000
Deutsche Bank Financial LLC		
5.35%, 7/2/07	250,000,000	249,962,847
DnB NOR Bank ASA		
5.31%, 10/11/07	200,000,000	197,059,000
FCAR Owner Trust, Ser. I		
5.31% - 5.33%, 8/3/07 - 10/17/07	315,000,000	312,891,483
Kredietbank N.A. Finance Corp.		
5.31%, 8/6/07	180,000,000	179,057,700
Links Finance LLC		
5.30%, 7/26/07	100,000,000 a	99,636,806
PB Finance (Delaware) Inc.		
5.31%, 7/17/07	200,000,000	199,529,778
Picaros Funding LLC		
5.32%, 7/25/07	75,000,000 a	74,735,500
Raiffeisen Zentralbank Oesterreich		
5.31%, 7/13/07 - 11/14/07	250,000,000	248,672,833
Scaldis Capital Ltd.		
5.32%, 7/25/07	120,800,000 a	120,380,824
Skandinaviska Enskilda Banken AB		
5.30% - 5.31%, 7/25/07 - 9/10/07	300,000,000	297,594,306
Solitaire Funding Ltd.		
5.30% - 5.31%, 7/9/07 - 7/23/07	429,700,000 a	428,653,013
Thames Asset Global Securitization No. 1 Inc.		
5.30%, 7/16/07	19,302,000 a	19,259,857
Ticonderoga Master Funding Limited		
5.32%, 7/31/07	166,350,000 a	165,618,060
Westpac Banking Corp.		
5.31%, 11/15/07	150,000,000	147,048,792
Windmill Funding Corp.		
5.31%, 7/12/07	153,000,000 a	152,753,160
Yorktown Capital, LLC		
5.30%, 7/12/07	185,375,000 a	185,076,212
Total Commercial Paper		
(cost $4,902,408,956)		**4,902,408,956**

Corporate Notes--5.4%

Fifth Third Bancorp		
5.32%, 7/24/07	200,000,000 b	200,000,000
Links Finance LLC		
5.33%, 10/16/07	100,000,000 a,b	99,997,068
Morgan Stanley		
5.36%, 7/4/07	150,000,000 b	150,000,000
Sigma Finance Inc.		
5.32%, 1/15/08	50,000,000 a,b	49,998,640
Total Corporate Notes		
(cost $499,995,708)		**499,995,708**

Time Deposits--5.6%

Canadian Imperial Bank of Commerce (Grand Cayman)		
5.37%, 7/2/07	200,000,000	200,000,000
State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
5.28%, 7/2/07	219,000,000	219,000,000
Wells Fargo Bank, NA (Grand Cayman)		

5.38%, 7/2/07	100,000,000	100,000,000
Total Time Deposits		
(cost $519,000,000)		**519,000,000**

Repurchase Agreements--15.2%

Barclays Financial LLC		
5.42%, dated 6/29/07, due 7/2/07 in the amount of		
$50,022,563 (fully collateralized by $48,664,022		
Corporate Bonds, 6.50%-7.60%, due 8/15/16-4/1/32,		
value $51,500,000)	50,000,000	50,000,000
Barclays Financial LLC		
5.43%, dated 6/29/07, due 7/2/07 in the amount of		
$300,135,625 (fully collateralized by $307,927,367		
Corporate Bonds, 5.50%-5.65%, due 9/20/19-1/25/36,		
value $309,000,000)	300,000,000	300,000,000
Bear Stearns Cos. Inc.		
5.40%, dated 6/29/07, due 7/2/07 in the amount of		
$350,157,500 (fully collateralized by $226,293,528		
Federal Home Loan Mortgage Corp., Participation		
Certificates, 6.50%, due 9/1/36, value $183,553,399)		
and $276,750,000 Federal National Mortgage		
Association, 5.50%, due 11/1/34, value $173,447,617)	350,000,000	350,000,000
Credit Suisse (USA) Inc.		
5.46%, dated 6/29/07, due 7/2/07 in the amount of		
$300,136,375 (fully collateralized by $873,179,272		
Government National Mortgage Association,		
4.50%-7.50%, due 5/15/18-6/20/37, value $306,000,535)	300,000,000	300,000,000
Merrill Lynch & Co. Inc.		
5.36%, dated 6/29/07, due 7/2/07 in the amount of		
$400,178,667 (fully collateralized by $546,507,000		
Corporate Bonds, 4.18%-6.45%, due 9/25/34-3/10/39,		
value $412,003,880)	400,000,000	400,000,000
Total Repurchase Agreements		
(cost $1,400,000,000)		**1,400,000,000**
Total Investments (cost $9,216,403,294)	**100.2%**	**9,216,403,294**
Liabilities, Less Cash and Receivables	**(.2%)**	**(20,860,184)**
Net Assets	**100.0%**	**9,195,543,110**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2007, these securities amounted to $2,390,484,417 or 26.0% of net assets.

b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Institutional Preferred Plus Money Market Fund

June 30, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--25.9%	Principal Amount ($)	Value ($)
American Express Centurion Bank		
5.28%, 7/5/07	30,000,000	30,000,000
Bank of Montreal (Yankee)		
5.29%, 7/12/07	30,000,000	30,000,000
Bank of Nova Scotia (Yankee)		
5.28%, 7/9/07	30,000,000	30,000,000
Canadian Imperial Bank of Commerce (Yankee)		
5.32%, 7/30/07	30,000,000	30,000,000
Credit Suisse (Yankee)		
5.29%, 7/12/07	30,000,000	30,000,000
Fortis Bank (Yankee)		
5.28%, 7/6/07	30,000,000	30,000,000
Societe Generale (Yankee)		
5.27%, 7/6/07	30,000,000	30,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $210,000,000)		**210,000,000**
Commercial Paper--27.9%		
Atlantic Asset Securitization LLC		
5.37%, 7/2/07	30,000,000 a	29,995,525
Bank of Ireland		
5.29%, 7/12/07	30,000,000 a	29,951,691
BNP Paribas Finance Inc.		
5.35%, 7/2/07	30,000,000	29,995,541
Citigroup Funding Inc.		
5.32%, 7/12/07	30,000,000	29,951,417
PB Finance (Delaware) Inc.		
5.32%, 7/13/07	30,000,000	29,947,000
Rabobank USA Financial Corp.		
5.33%, 7/2/07	30,000,000	29,995,558
Thunder Bay Funding LLC		
5.30%, 7/12/07	16,000,000 a	15,974,187
Variable Funding Capital Company, LLC		
5.35%, 7/2/07	30,000,000 a	29,995,542
Total Commercial Paper		
(cost $225,806,461)		**225,806,461**
U.S. Government Agencies--9.0%		
Federal Home Loan Bank System		
4.80%, 7/2/07		
(cost $72,990,267)	73,000,000	**72,990,267**
Time Deposits--1.0%		
Key Bank U.S.A., N.A. (Grand Cayman)		
5.28%, 7/2/07		
(cost $8,000,000)	8,000,000	**8,000,000**
Repurchase Agreements--36.4%		
Banc of America Securities LLC		

5.33%, dated 6/29/07, due 7/2/07 in the amount of $75,033,313 (fully collateralized by $30,500,000 Federal Home Loan Mortgage Corp., 5%, due 2/15/31, value $29,329,468 and $71,488,376 Federal National Mortgage Association, 5.82%, due 12/25/34-3/25/35, value $47,170,532)	75,000,000	75,000,000
Barclays Financial LLC		
5.33%, dated 6/29/07, due 7/2/07 in the amount of $75,033,313 (fully collateralized by $790,000 Corporate Bonds, 3.75%, due 6/30/09, value $784,925 and $79,558,000 Federal Home Loan Mortgage Corp., 0%, due 6/13/08, value $75,715,349)	75,000,000	75,000,000
Deutsche Bank Securities		
5.35%, dated 6/29/07, due 7/2/07 in the amount of $75,033,438 (fully collateralized by $83,537,544 Federal Home Loan Mortgage Corp., 5%-6%, due 11/15/32-6/15/37, value $76,500,000)	75,000,000	75,000,000
UBS Securities LLC		
5.30%, dated 6/29/07, due 7/2/07 in the amount of $70,030,917 (fully collateralized by $238,775,000 Federal National Mortgage Association, Strips, due 7/1/33, value $71,400,420)	70,000,000	70,000,000
Total Repurchase Agreements (cost $295,000,000)		**295,000,000**
Total Investments (cost $811,796,728)	**100.2%**	**811,796,728**
Liabilities, Less Cash and Receivables	**(.2%)**	**(1,244,145)**
Net Assets	**100.0%**	**810,552,583**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2007, these securities amounted to $105,916,945 or 13.1% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.